TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

NEWS RELEASE

AMERICAN BONANZA AGREES TO SELL TAURUS FOR UP TO $11 MILLION
PLUS 3 MILLION SHARES

March 2, 2007 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) is very pleased to announce it has reached an agreement in principle with Cusac Gold Mines Ltd. (“Cusac”) for the sale of its 100% owned Taurus Project located near Cassiar, in Northern British Columbia for total cash consideration valued of up to Cdn. $11 million plus up to 3 million common shares of Cusac.

The transaction is subject to regulatory approval. The agreement in principle will be replaced by a definitive agreement. The sale consideration consists of total cash payments of $6,000,000 over a two year period, 3 million common shares of Cusac over a two year period, and a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a bankable feasibility study to place the Taurus project into commercial production (“Bankable Feasibility Study”) and the date the property is placed into commercial production.

If gold prices trade at or above US$800 for a period of 100 consecutive trading days during this two year period, the cash payment will be increased by $2,000,000 with $1,000,000 being added to the cash consideration and a further payment of $1,000,000 upon receipt of a Bankable Feasibility Study or commencement of commercial production, whichever is earlier.

In the event that Cusac completes all cash payments within 12 months of regulatory approval the total purchase price will be capped at $6 million in cash payments, plus $3 million upon the earlier of receipt of a Bankable Feasibility Study and the commencement of commercial production, and 1.5 million common shares of Cusac.

Brian Kirwin, President and CEO stated “I am delighted with the results from our ongoing efforts to unlock the value of our non-core assets while allowing Bonanza to pursue its mission to become a high grade gold producer in Canada and the United States. The Cusac transaction provides substantial value to Bonanza’s treasury, while at the same time exposing Bonanza to the potential upside at both the Taurus Project and in gold prices. Cusac is in a unique position to develop the Taurus Project, and we are confident that our shareholders will benefit from both the cash and share aspects of this transaction. Bonanza continues our extensive drilling programs on several properties, totaling over 22,000 meters, and will continue programs to unlock the value of its other projects where significant potential exists.”

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is well financed with no long-term debt.

For additional information about Bonanza please visit our website at www.americanbonanza.com.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Capital Partners |
Attention:    Michael Rodger
Phone:    604-681-5755

Or:
Susan L. Wilson, Corporate Communications
Phone:   604-688-7508
Email: info@americanbonanza.com